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Exhibit 99.1

News Release

NORANDA TO INITIATE ADVANCED TECHNOLOGY EXPLORATION PROGRAM
IN BATHURST MINING CAMP
Signs Joint Venture Agreement with Slam Exploration

BATHURST, December 3, 2003 — Noranda Inc. is pleased to announce that it has received program approval from the New Brunswick government to launch an advanced technology exploration program in the Bathurst mining camp of northern New Brunswick. A total of $5 million will be invested in the advanced technology exploration program in the first year of a five-year program, of which 50 percent of the costs will be funded under the previously announced government incentive program for mineral exploration.

As a result of the approval, Noranda is announcing that it has signed a Joint-Venture agreement (the "Bathurst JV") with Slam Exploration Ltd. of Miramichi, New Brunswick. Using sophisticated, advanced technology, the Bathurst JV will focus on a renewed exploration campaign in the Bathurst mining camp that will cover an area in size of approximately 200 square miles. The objective is to discover new ore deposits near Noranda's existing Brunswick zinc mine.

"Our current reserves at the Brunswick mine will be depleted at the end of 2008 and this program provides us with an opportunity to begin an exploration program that, if successful, could prolong the life of the Brunswick operation," stated Al Coutts, General Manager, Brunswick Mine. "There are no guarantees in this business, but Noranda has been successful at discovering a new zinc deposit using the same high-tech tools in the Abitibi region."

Noranda will be the operator of the Bathurst JV and will direct the exploration program from its offices at the Brunswick mine. Work is expected to begin immediately.

Slam Exploration Ltd (Slam) is a mineral resource company engaged in responsible mineral exploration and development in Canada. Based in Miramichi, New Brunswick, Slam is listed on TSX Venture Exchange.

Noranda Inc. is a leading international mining and metals company with more than 49 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 15,000 people. It is listed on The Toronto Stock Exchange and The New York Stock Exchange (NRD).

Contact:
Roger Clinch
(506) 547-6012
www.noranda.com

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NORANDA TO INITIATE ADVANCED TECHNOLOGY EXPLORATION PROGRAM IN BATHURST MINING CAMP Signs Joint Venture Agreement with Slam Exploration